AMERICAN SPECTRUM

July 22, 2010

Ms. Cicely LaMothe
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.

Re:	American Spectrum Realty, Inc.
2009 Form 10-K
File No. 001-16785

Dear Ms. La Mothe:

We are responding to your letter of June 25, 2010 as follows:

Comments 1 and 2:

In January 2010, American Spectrum Realty, Inc. (“ASR”) acquired certain property management and asset management contracts from Evergreen Realty Group (“ERG”), along with rights to any tenant-in-common interests held by ERG in the real estate as it relates to those contracts.  ASR did not acquire any of the following:  syndication interests, advisory interests, personnel management contracts, business contact lists, trademarks, or any other intangibles.

In connection with this acquisition, ASR agreed to assume ERG’s legal and other closing related costs up to $500,000, but it did not assume any other liabilities, such as tax obligations, liabilities with respect to deferred salary obligations or any obligations that could arise from any claims by an owner in any of the properties formerly managed by ERG.  ASR did not retain any of ERG’s senior management staff as employees of ASR.

Under ASC 805-10-55-4 through ASC 805-10-55-8 and Rule 11-01(d) of Regulation SX, one must consider the nature of the previous revenue-producing activity of the contracts that did not remain or generally was not the same as before the purchase of the contracts.  In this regard, the following are previous activities associated with the contracts that did not remain:  management, market distribution system, sales force, operating rights, production techniques and trade names.

Whether the acquired contracts constitute a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.  A market participant could not manage or conduct the business integrated in the contracts because the key element to that process was missing – that is, the need for a market participant to successfully replace ERG as the manager of the properties and veto any vote by the tenants-in-common to terminate the contracts because of the change in managers.  Additionally, the ability of ASR to apply its unique management style and team as inputs to these management contracts is not considered the same key input provided by ERG.  This element change also will change the character of the economics by the expansion of type of revenues that will be generated, such as acquisition and disposal fees.  As set forth above, the acquired group of intangibles did not remain the same and cannot be managed by a market participant.

AMERICAN SPECTRUM REALTY, INC.
2401 Fountain View, Suite 510, Houston, TX 77057
PH/ 713-706-6200   FX/713-706-6201
www.americanspectrum.com

Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant.  Based on the previous discussion, the acquired group of intangibles did not remain the same and cannot be managed by a market participant.

Comment 3:

We understand that, under Rule 11-01 of Regulation S-X, an acquisition by ASR is considered significant if (a) the investment exceeds 20% of the total pre-acquisition assets of ASR, (b) the assets acquired exceed 20% of the total pre-acquisition assets of ASR or (c) the income from the acquired assets exceeds 20% of the pre-acquisition income of ASR.  Under each of these tests, the acquisition of the management agreements would not be considered significant, as demonstrated below:

(a)  The investment by ASR in the acquired assets is $18,000,000, which is approximately 8.4% of ASR’s total assets of $215,086,000 at December 31, 2009.

(b)  ASR acquired assets of $18,000,000, which is approximately 8.4% of ASR’s total assets of $215,086,000 at December 31, 2009.

(c)  Income from continuing operations before income taxes related of the assets acquired for the year ended December 31, 2009 was $2,032,000, or 14.4%, of ASR’s loss from continuing operations before income taxes, exclusive of amounts attributable to noncontrolling interests, of $14,093,000 for the year ended December 31, 2009.

Comment 4:

The property management agreements which were acquired provide that they continue indefinitely until the earlier of the following: sale of the property; termination by the manager; or termination by the owner of the property.  The owner may terminate the agreement for “cause” (as defined) at any time; otherwise, the owner has the option to terminate the agreement annually.  The “owner” of each property, however, is a group of tenants in common, and termination by the “owner” requires action to terminate by all of the tenants in common.

In the case of virtually all of the properties for which property management agreements were acquired by ASR, ASR also acquired either a tenancy-in-common interest in the property or a controlling interest in an entity that owns a tenancy-in-common interest in the property.  Therefore, since termination of a property management agreement requires action by all tenants-in-common, as a practical matter, the property management agreement cannot be terminated, except for “cause,” without the consent of ASR.

Therefore, we believe it is appropriate to conclude that the agreements have an indefinite useful life, that they should not be amortized, but that they should be reviewed each reporting period for possible impairment.

Comment 5:

We filed an Amendment to the 10-K on July 12, 2010.

Comment 6:

As discussed above, we do not believe that the acquisition of the property management agreements was a material acquisition within the meaning of Regulation S-X, and we continue to believe that the acquisition agreement need not be filed under Item 601(b)(2) of Regulation S-K.  We understand, however, that the agreement providing for their acquisition may be regarded subjectively as a material contract.  We have, therefore, included the acquisition agreement as an exhibit to the 10-K in the amendment filed on July 12, 2010.

Thank you for your attention.

Very truly yours, /s/ William J. Carden William J. Carden